CHEYENNE RESOURCES CORPORATION
7305 Calle Sagrada
Bakersfield, CA 93309

VIA EDGAR

November 30, 2009

Jenn Do.
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549-4631

RE:           Cheyenne Resources Corp.
Form 8-K/A Item 4.01
Filed November20, 2009
File No. 333-240204

Dear Ms. Do:

This letter responds to your letter dated November 23, 2009, regarding Cheyenne Resources Corp.  Our numbered responses below correspond to the numbered comments in your letter.

1.
Regarding the previously filed accountants’ letter, we received this letter prior to filing Amendment No. 2 to the 8-K dated October 2, 2009, and we filed it with Amendment No. 1 because it was correspondence from the accountant related to the 8-K.  The October 20 date used in the letter appears exactly as it was written in the accountant’s letter.  On the date that we filed Amendment No. 2 to the 8-K on November 20, 2009, we sent a copy of the Amendment to the accountant and asked whether he agreed with the statements in Amendment No. 2.  When we receive the accountant’s response, we will promptly file it with the Commission as Exhibit 16 to an amended 8-K.

2.	We acknowledge that:

-           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or comments.

Very truly yours,

Cheyenne Resources Corporation

/s/ Thomas J. Cunningham

Thomas J. Cunningham
President